                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

              Notification of Election Pursuant to Rule 18f-1
                 under the Investment Company Act of 1940

                            RYDEX SERIES TRUST

                         NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits a withdrawal of this Notification of Election.

                               SIGNATURES

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Rockville in the State of Maryland on the 26th day of August, 1998.


                               Signature:

                               RYDEX SERIES TRUST

                                          By: /s/ Albert P. Viragh
                                              --------------------------------
                                              Albert P. Viragh
                                              President


Attest: /s/ Carl Verboncoeur
---------------------------------
Carl Verboncoeur
Vice President